Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended March 31,		Nine Month Transition Year Ended March 31, 2004	Fiscal Years Ended June 30,
	2006	2005		2003	2002
	(in thousands, except for ratios)
Pretax income from continuing operations	$23,060	$150,304	$156,594	$162,545	$152,676
Distribution of earnings from unconsolidated affiliates	22,174	6,596	4,496	7,088	639
Fixed charges	83,209	60,104	36,268	47,459	50,459

Earnings	$128,443	$217,004	$197,358	$217,092	$203,774

Interest	$81,293	$58,252	$35,032	$45,270	$47,831
Interest Capitalized	799	498	449	1,957	610
Amortization of premiums and other	1,916	1,852	1,236	2,189	2,628

Fixed Charges	$84,008	$60,602	$36,717	$49,416	$51,069

Ratio of Earnings to Fixed Charges	1.53	3.58	5.38	4.39	3.99